EXHIBIT 99.4

April 16, 2020	TSX:WPM
Vancouver, British Columbia	NYSE: WPM

WHEATON PRECIOUS METALS ANNOUNCES THE EFFECTIVENESS OF AN AT-THE-MARKET EQUITY PROGRAM

Wheaton Precious Metals Corp. (“Wheaton” or “the Company”) announced today that the Company has established an at-the-market equity program (the “ATM Program”) that allows the company to issue up to US$300 million (or the equivalent in Canadian dollars determined using the daily exchange rate posted by the Bank of Canada on the date of sale) of common shares (“Common Shares”)  from treasury to the public from time to time, at the Company’s discretion and subject to regulatory requirements. Any Common Shares sold in the ATM Program will be sold (i) in ordinary brokers’ transactions on the NYSE or another US marketplace on which the Common Shares are listed, quoted or otherwise trade, (ii) ordinary brokers’ transactions on the TSX, (iii) on another Canadian marketplace on which the Common Shares are listed, quoted or otherwise trade,  or (iv) with respect to sales in the United States, at the prevailing market price, a price related to the prevailing market price or at negotiated prices. Since the Common Shares will be distributed at the prevailing market prices at the time of the sale or certain other prices, prices may vary among purchasers and during the period of distribution.

Wheaton intends to use the net proceeds from the ATM Program, if any, for funding precious metals purchase agreements (“PMPAs”) and/or other general corporate purposes, including the repayment of indebtedness.

Sales of Common Shares through the ATM Program will be made pursuant to the terms of an ATM equity offering sales agreement dated April 16, 2020 entered into among the Company, BofA Merrill Lynch, BMO Capital Markets, RBC Dominion Securities, Inc., Scotiabank, CIBC Capital Markets, TD Securities, National Bank Financial Markets, Eight Capital, Raymond James Ltd. and Canaccord Genuity (the “Canadian Agents”) and BofA Securities, BMO Capital Markets, RBC Capital Markets, LLC, Scotiabank, MUFG and Mizuho Securities (the “U.S. Agents” and, together with the Canadian Agents, the “Agents”) The ATM Program will be effective until the date that all Common Shares available for issue under the ATM Program have been issued or the ATM Program is terminated prior to such date by the Company or the Agents.

The ATM Program is being established pursuant to a prospectus supplement dated April 16, 2020 (the “Canadian Prospectus Supplement”) to the Company’s Canadian base shelf prospectus dated May 3, 2019 (the “Canadian Shelf Prospectus”) filed with the securities commissions in each of the provinces of Canada and pursuant to a prospectus supplement dated April 16, 2020 (the “U.S. Prospectus Supplement”) to the Company’s U.S. base prospectus dated May 3, 2019 (the “U.S. Base Prospectus”) included in its registration statement on Form F-10 (the “Registration Statement”)  and filed with the U.S. Securities and Exchange Commission (the “SEC”). The Canadian Prospectus Supplement and Canadian Shelf Prospectus may be downloaded from SEDAR at www.sedar.com, and the U.S. Prospectus Supplement, the U.S. Base Prospectus and the Registration Statement are accessible via EDGAR on the SEC website at www.sec.gov. Alternatively, any of the following agents participating in the ATM Program will arrange to send you these documents if you request it by contacting, in Canada:

BofA Merrill Lynch by mail at 181 Bay Street, Suite 400, Toronto, Ontario M5J2V8 Canada, by email at Dg.can_dcm@bankofamerica.com or by telephone at 416-369-7400.

BMO Capital Markets by mail at Brampton Distribution Centre, 9195 Torbram Road, Brampton, Ontario, L6S 6H2, attn: The Data Group of Companies, by email at torbramwarehouse@datagroup.ca or by telephone at 905-791-3151 ext. 4312.

RBC Dominion Securities, Inc. by mail at 180 Wellington Street West, 8th Floor, Toronto, ON M5J 0C2, attn: Distribution Centre, by email at Distribution.RBCDS@rbccm.com or by telephone at 416-842-5349.

Scotiabank by mail at Scotia Plaza, 62nd Floor, 40 King Street West, Toronto, Ontario M5H 3Y2, attn: Equity Capital Markets, by email at equityprospectus@scotiabank.com or by telephone at 416-863-7704.

or in the United States:

BofA Securities by mail at 200 North College Street, 3rd floor, Charlotte NC  28255-0001, attn: Prospectus Department or by email at  dg.prospectus_requests@bofa.com.

BMO Capital Markets by mail at 3 Times Square, 25th Floor, New York, NY 10036, attn: Equity Syndicate, by email at bmoprospectus@bmo.com, or by telephone at 800-414-3627.

RBC Capital Markets, LLC by mail at 200 Vesey Street, 8th Floor, New York, NY 10281-8098, attn: Equity Syndicate, by email at equityprospectus@rbccm.com or by telephone at 877-822-4089.

Scotiabank by mail at 250 Vesey Street, 24th Floor, New York, New York, 10281, attn: Equity Capital Markets, by email at equityprospectus@scotiabank.com or by telephone at 212-225-6853.

This news release does not constitute an offer to sell or the solicitation of an offer to buy the Common Shares, nor shall there be any sale of the Common Shares in any jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

About Wheaton Precious Metals Corp.

Wheaton is the world’s premier precious metals streaming company with the highest-quality portfolio of long-life, low-cost assets. Its business model offers investors commodity price leverage and exploration upside but with a much lower risk profile than a traditional mining company. Wheaton delivers amongst the highest cash operating margins in the mining industry, allowing it to pay a competitive dividend and continue to grow through accretive acquisitions. As a result, Wheaton has consistently outperformed gold and silver, as well as other mining investments. Wheaton creates sustainable value through streaming.

CAUTIONARY NOTE REGARDING FORWARD LOOKING-STATEMENTS

This press release contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation concerning the offer and sale of Common Shares under the ATM Program, including the timing and amounts thereof, and the use of any proceeds from the ATM Program. These forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Wheaton to be materially different from those expressed or implied by such forward-looking statements including but not limited to the risks discussed in the section entitled "Description of the Business – Risk Factors" in Wheaton's Annual Information Form available on SEDAR at www.sedar.com, and in Wheaton's Form 40-F for the year ended December 31, 2019 filed on the SEC’s EDGAR system available at www.sec.gov (the "Disclosure”).

These forward-looking statements are based on assumptions management currently believes to be reasonable, including (without limitation): that there will be no material adverse change in the market price of commodities, that Wheaton’s mining operations (the “Mining Operations”) will continue to operate and the mining projects will be completed in accordance with public statements and achieve their stated production estimates, that the mineral reserve and mineral resource estimates from Mining Operations (including reserve conversion rates) are accurate, that each party will satisfy their obligations in accordance with Wheaton’s PMPAs, that Wheaton will continue to be able to fund or obtain funding for outstanding commitments, that Wheaton will be able to source and obtain accretive PMPAs, that any outbreak or threat of an outbreak of a virus or other contagions or epidemic disease (such as the COVID-19 virus pandemic) will be adequately responded to locally, nationally, regionally and internationally and that neither Wheaton nor the Mining Operations will suffer significant impacts as a result of such an epidemic, that expectations regarding the resolution of legal and tax matters will be achieved (including ongoing class action litigation and audits by the Canada Revenue Agency (“CRA”) involving the Company), that Wheaton has properly considered the interpretation and application of Canadian tax law to its structure and operations, that Wheaton has filed its tax returns and paid applicable taxes in compliance with Canadian tax law, that Wheaton's application of the CRA tax settlement for years subsequent to 2010 is accurate (including the Company's assessment that there will be no material change in the Company's facts or change in law or jurisprudence for years subsequent to 2010), that Wheaton will remain in compliance with the requirements of applicable securities law and stock exchange listing rules in respect of the Common Shares, and such other assumptions and factors as set out in the Disclosure. There can be no assurance that forward-looking statements will prove to be accurate and even if events or results described in the forward-looking statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, Wheaton. Readers should not place undue reliance on forward-looking statements and are cautioned that actual outcomes may vary. The forward-looking statements included herein are for the purpose of providing readers with information to assist them in understanding Wheaton's expected financial and operational performance and may not be appropriate for other purposes. Any forward looking statement speaks only as of the date on which it is made, reflects Wheaton’s management’s current beliefs based on current information and will not be updated except in accordance with applicable securities laws. Although Wheaton has attempted to identify important factors that could cause actual results, level of activity, performance or achievements to differ materially from those contained in forward‑looking statements, there may be other factors that cause results, level of activity, performance or achievements not to be as anticipated, estimated or intended.
For further information, please contact:

Patrick Drouin
Senior Vice President, Investor Relations
Wheaton Precious Metals Corp.
Tel: 1-844-288-9878
Email: info@wheatonpm.com